Exhibit 1.1

      KongZhong Corporation Announces Notice of Sanction from China Mobile
                           Communications Corporation

Beijing, China, August 18, 2004 - KongZhong Corporation (Nasdaq: KONG), a leading provider of advanced second generation (2.5G) wireless value added services in China, announced that it has been notified by China Mobile Communications Corporation (CMCC) of a sanction imposed on the Company.

The notice alleged that in recent periods 22 wireless value added service providers had violated CMCC rules and that, as a result, CMCC is imposing sanctions and penalties on these service providers. In KongZhong's case, the notice stated that CMCC found one of KongZhong's interactive voice response
(IVR) services in early June contained inappropriate content. For this infraction, CMCC has suspended, until the end of this year, approval of the Company's new applications for new products and services on all platforms (including Java, MMS, WAP, CRBT, IVR, and SMS) and joint promotions with the Company. Additionally, CMCC has suspended the approval of the Company's applications, if any, to operate in new platforms until June 30, 2005.

Commenting on the situation, Yunfan Zhou, Chairman and CEO of the Company, said, "We regret this incident and rectified the situation as soon as we could. We will actively work with China Mobile to minimize the impact this sanction may have on our business. IVR services accounted for less than 2% of KongZhong's revenues in the second quarter. We already have a large portfolio of products and services and we will focus our near-term efforts on promoting these products and services. Furthermore, we already have licenses to operate on the Java, MMS, WAP, IVR, and SMS platforms on a national basis and in CRBT in many provinces. We believe not being able to obtain licenses for new platforms should therefore not have a material impact on our results of operations in the near future."


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KongZhong Corporation is a leading provider of advanced second generation (2.5G)
wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator's portal or web site.

This press release contains  "forward-looking  statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.

Contact:
Richard Wei
Chief Financial Officer
Tel.:   +86 10 6808 1818 x935
Fax:    +86 10 6808 2128
E-mail: rwei@kongzhong.com


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